SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
    RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                            (Amendment No. 3)(1)

                           DRS Technologies, Inc.
                 (f/k/a Diagnostic/Retrieval Systems, Inc.)
                  ----------------------------------------
                              (Name of Issuer)

                   Common Stock, $.01 par value per share
                  ----------------------------------------
                       (Title of Class of Securities)

                                 23330X 10 0
                                 -----------
                               (CUSIP Number)

                                        Copy to:

                                        Robert G. Leonard
                                        Robinson Silverman Pearce
          Michael Lauer                   Aronsohn & Berman LLP
          475 Steamboat Road            1290 Avenue of the Americas
          Greenwich, CT 06930           New York, NY 10104
          (203) 221-4646                (212) 541-2000

                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                              October 12, 2000
           (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
_____________________

(1)
          The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                        Continued on following pages
                             Page 1 of 10 Pages

CUSIP No 23330X 10 0            SCHEDULE 13D               Page 2 of 10 Pages
----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lancer Partners, Limited Partnership (f/k/a Lancer Partners, L.P.,
     a New York limited partnership)
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]

     Joint Filing                                                (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Connecticut
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    549,750
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    549,750
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     549,750
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     5.7% (Based on 9,632,390 outstanding on August 11, 2000)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
----------------------------------------------------------------------------

CUSIP No 23330X 10 0            SCHEDULE 13D               Page 3 of 10 Pages
----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Lancer Offshore, Inc.
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]

     Joint Filing                                                (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     British Virgin Islands
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    1,151,350
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    1,151,350
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,151,350
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     12.0% (Based on 9,632,390 outstanding on August 11, 2000)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
----------------------------------------------------------------------------

CUSIP No 23330X 10 0            SCHEDULE 13D               Page 4 of 10 Pages
----------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Michael Lauer
----------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [X]

     Joint Filing                                                (b)  [ ]
----------------------------------------------------------------------------
3    SEC USE ONLY
----------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     PF
----------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEM 2(d) or 2(e)                                             [ ]

----------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
----------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    27,800
NUMBER OF      --------------------------------------------------------------
SHARES         8    SHARED VOTING POWER
BENEFICIALLY
OWNED BY            0
EACH           --------------------------------------------------------------
REPORTING      9    SOLE DISPOSITIVE POWER
PERSON WITH
                    27,800
               --------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     27,800
-----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                                                  [ ]

-----------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.3% (Based on 9,632,390 outstanding on August 11, 2000)
----------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
----------------------------------------------------------------------------

CUSIP No 23330X 10 0            SCHEDULE 13D               Page 5 of 10 Pages

Item 1.  Security and Issuer.

          This Amendment No. 3 ("Amendment No. 3") to Schedule 13D relates to the grant of an option to purchase shares of common stock, $.01 par value per share (the "DRS Common Stock"), of DRS Technologies, Inc. (formerly known as Diagnostic/Retrieval Systems Inc.) ("DRS"), a Delaware corporation. The principal executive offices of DRS are located at 5 Sylvan Way, Parsippany, New Jersey, 07054. This Amendment No. 3 hereby amends and restates in its entirety the Amendment No. 2 to the Schedule 13D filed on July 7, 1999.

Item 2.   Identity and Background.

          (a) This Amendment No. 3 is filed by Lancer Partners, Limited Partnership, Lancer Offshore, Inc. and Michael Lauer (collectively the "Group"; each member of the Group being referred to as "Member"). Lancer Partners, Limited Partnership ("Lancer Partners") is a Connecticut private investment limited partnership formed in November 1997 to succeed by merger and carry on the business of, Lancer Partners, L.P., a New York limited partnership formed in December 1994. Lancer Offshore, Inc. ("Lancer Offshore") is a British Virgin Islands private investment corporation formed in September 1995. Michael Lauer is a United States citizen.


          (b)  Lancer Partners principal office is located at:

               475 Steamboat Road
               Greenwich, CT  06930

               Lancer Offshore's principal office is located at:

               c/o CITCO Fund Services (Curacao) N.V.
               Kaya Flamboyan 9
               P.O. Box 812
               Curacao, Netherlands Antilles

               Michael Lauer's principal business office is located at:

               475 Steamboat Road
               Greenwich, CT  06930

          (c) The principal business of Lancer Partners and Lancer Offshore is the making of diversified investments. Michael Lauer's principal business is the operation and management of private investment entities that engage in making diversified investments. Lancer Management Group II, LLC, a Connecticut limited liability company ("LMG II"), is the sole general partner of Lancer Partners. The principal business of LMG II is investment management. Michael Lauer is the sole manager and principal member of LMG II and he controls all of its operations and activities. Lancer Management Group, LLC, a Connecticut limited liability company ("LMG"), is the sole investment manager of Lancer Offshore. The principal business of LMG is investment management. Michael Lauer is the sole manager and principal member of LMG and he controls all of its operations and activities. The principal office address of LMG II and LMG is 475 Steamboat Road, Greenwich, CT 06930. The directors of Lancer Offshore are Anthony J. Stocks and Kieran Conroy. All of the directors of Lancer Offshore are affiliates of CITCO Fund Services (Curacao) N.V ("Citco"), the administrator of Lancer Offshore. Lancer Offshore does not have any officers. The principal business of Messrs. Stocks and Conroy is serving as employees of Citco. Citco's principal business is that of an administrator, registrar and transfer agent for non-U.S. private investment companies. The principal business office for Messrs. Stocks and Conroy is Kaya Flamboyan 9, P.O. Box 812, Curacao, Netherlands Antilles.

          (d) During the last five years, neither Lancer Partners, Lancer Offshore, Michael Lauer, LMG II, LMG or any of the directors of Lancer Offshore have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

CUSIP No 23330X 10 0            SCHEDULE 13D               Page 6 of 10 Pages

          (e) During the last five years, neither Lancer Partners, Lancer Offshore, Michael Lauer, LMG II, LMG or any of the directors of Lancer Offshore was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          Lancer Partners and Lancer Offshore are each private investment entities that pool their respective participants' contributions. Michael Lauer is an individual investor. All funds used by Lancer Partners and Lancer Offshore to acquire DRS Common Stock came from working capital. Michael Lauer used personal funds to acquire the DRS Common Stock he owns. Lancer Partners has used $5,999,446.64 in the aggregate to acquire the 549,750 shares of DRS Common Stock it currently beneficially owns. Lancer Offshore has used $13,477,097.15 in the aggregate to acquire the 1,151,350 shares of DRS Common Stock it currently beneficially owns. Michael Lauer has used $221,282.10 to acquire the 27,800 shares of DRS Common Stock he currently beneficially owns.

          Pursuant to a Stock Option Agreement, dated October 12, 2000, among the Members and The Veritas Capital Fund, L.P., a Delaware limited partnership ("Veritas"), a copy of which Option Agreement is attached hereto as Exhibit 7.2, the Members have collectively granted to Veritas an option (the "Option") to purchase all shares of DRS Common Stock they respectively own (the "Optioned Shares") for a purchase price of $17.50 per share in cash (the "Per Share Price") or an aggregate purchase price of $30,255,750 (the "Purchase Price"). The Option may be exercised in whole (and not in part) at any time prior to April 11, 2001 subject to, if applicable, the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. It is currently anticipated that Veritas will provide the funds required to pay the Purchase Price if the Option is exercised. If at any time prior to the expiration of the Option, any person, including Veritas or any of its affiliates, shall have commenced a tender offer for any shares of DRS Common Stock, shall have effected a merger or other business combination with DRS, or shall have acquired 20% or more of the outstanding shares of DRS Common Stock or all or substantially all of the assets of DRS, then in any such event, at the time of its exercise of the Option, Veritas shall pay to the Members an amount in addition to the Per Share Price equal to 50% of the product of (a) the excess, if any, of (i) the greater of (A) the highest price paid or proposed to be paid by such person for any shares of DRS Common Stock or (B) the aggregate consideration paid, or proposed to be paid in such tender, merger or other business combination or for such assets divided by the number of shares of DRS Common Stock then outstanding, over (ii) the Per Share Price, multiplied by (b) the total number of Optioned Shares.

Item 4.   Purpose of Transaction.

          Each of the Members has granted to Veritas an option to purchase all shares of DRS Common Stock they respectively own. The Group is aware that Veritas has been in discussions with DRS concerning the possibility of Veritas acquiring DRS by way of a merger in which each share of DRS's outstanding Common Stock would be converted into the right to receive an agreed upon cash amount. If such a transaction were to occur, the Common Stock would no longer be publicly traded and would be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. It is the Group's understanding that to date, no agreement or understanding has been reached between Veritas and DRS and that no assurance can be given that an agreement or understanding will be reached. The Group supports any transaction that would maximize shareholder value, including a potential transaction with Veritas. The Group's view regarding a transaction that would maximize shareholder value has been communicated to DRS. The Group, however, is not acting in concert with Veritas and neither the Group nor any Member has agreed to act together with Veritas for purposes of acquiring any shares of Common Stock.

CUSIP No 23330X 10 0            SCHEDULE 13D               Page 7 of 10 Pages


          The Group intends to evaluate continuously their investment in DRS and, based on such evaluation, may determine at a future date to change their respective current positions as to any action enumerated above.

Item 5.   Interest in Securities of the Issuer.

          (a) Lancer Offshore presently owns 1,151,350 shares of DRS Common Stock, which amount represents 12.0% of the outstanding shares of DRS Common Stock (based on 9,632,390 shares outstanding on August 11, 2000). Lancer Partners presently owns 549,750 shares of DRS Common Stock, which amount represents approximately 5.7% of the outstanding shares of DRS Common Stock (based on 9,632,390 shares outstanding on August 11,
               2000). Michael Lauer presently owns 27,800 shares of DRS Common Stock, which amount represents approximately 0.3% of the outstanding shares of DRS Common Stock (based on 9,632,390 shares outstanding on August 11, 2000). On October 12, 2000, the Members have granted to Veritas an option to buy all shares of DRS Common Stock each Member respectively owns. Such option is exercisable on October 12, 2000 and expires on April 11, 2001.

               No other person named in Item 2 above beneficially owns any shares of DRS Common Stock.

          (b) Until the options described in subsection (a) above are exercised, each Member is the sole record owner of the securities identified in subsection (a) above, and has sole power to vote or direct the vote of such securities. Until the options described in subsection (a) above are exercised, each Member has the sole power to dispose or direct the disposition of all of their respective securities identified in subsection (a) above.

          (c) The following transactions have been effected since filing of the Amendment No. 2 to the Schedule 13D on July 7, 1999:

Name of Member    Date      Nature of   Number of             Date        Expiration   Exercise
                            Transaction Underlying Shares of  Exercisable Date         Price
                                        DRS Common Stock

Lancer Partners   10/12/00  Grant of    549,750               10/12/00    04/11/01     $17.50
                            Option to                                                  per
                            Buy                                                        Share
Lancer Offshore   10/12/00  Grant of    1,151,350             10/12/00    04/11/01     $17.50
                            Option to                                                  per
                            Buy                                                        Share
Michael Lauer     10/12/00  Grant of    27,800                10/12/00    04/11/01     $17.50
                            Option to                                                  per
                            Buy                                                        Share

CUSIP No 23330X 10 0            SCHEDULE 13D               Page 8 of 10 Pages

          (d) No person other than Michael Lauer, as the sole manager of LMG II, which is the sole general partner of Lancer Partners, and Michael Lauer, as the sole manager of LMG, which is the sole investment manager of Lancer Offshore, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the respective securities identified in subsection (a) above.

          (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          On October 12, 2000, the Members have entered into a Stock Option Agreement with Veritas, whereby they have granted to Veritas an option to buy all shares of DRS Common Stock each Member respectively owns.

Item 7.   Materials to be Filed as Exhibits.

          7.1.  Joint Filing Agreement
          7.2.  Stock Option Agreement

CUSIP No 23330X 10 0            SCHEDULE 13D               Page 9 of 10 Pages

                                  SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 23, 2000

                                   LANCER PARTNERS, LIMITED PARTNERSHIP


                                   By: Lancer Management Group II, LLC,
                                       General Partner

                                   By: /s/ MICHAEL LAUER
                                      __________________________
                                      Name:  Michael Lauer
                                      Title: Manager


                                   LANCER OFFSHORE, INC.


                                   By: Lancer Management Group, LLC,
                                       Investment Manager

                                   By: /s/ MICHAEL LAUER
                                      __________________________
                                      Name:  Michael Lauer
                                      Title: Manager

                                   /s/ MICHAEL LAUER
                                   __________________________
                                       MICHAEL LAUER


CUSIP No 23330X 10 0            SCHEDULE 13D              Page 10 of 10 Pages

                                 Exhibit 7.1

                           JOINT FILING AGREEMENT

          JOINT FILING AGREEMENT made as of this 23th day of October 2000 by and among LANCER PARTNERS LIMITED PARTNERSHIP, a Connecticut limited partnership ("Lancer Partners") LANCER OFFSHORE, INC. a British Virgin Islands corporation ("Lancer Offshore") and MICHAEL LAUER, an individual ("ML").

          WHEREAS, Lancer Partners, Lancer Offshore, and ML collectively beneficially own more than five (5%) percent of the issued and outstanding common stock, $.01 par value of DRS Technologies, Inc. (formerly known as Diagnostic/Retrieval Systems, Inc.) ("DRS Common Stock"), a Delaware corporation; and

          WHEREAS, pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder, the parties hereto are required to file an Amendment No. 3 to a Schedule 13D with the Securities and Exchange Commission ("SEC").

          NOW, THEREFORE, the parties agree as follows:

          1. Lancer Partners, Lancer Offshore and ML hereby agree to jointly file an Amendment No. 3 to a Schedule 13D with the SEC regarding the beneficial ownership of DRS Common Stock and to file any and all amendments and supplements thereto.

          2. This Agreement contains the entire agreement among the parties concerning the subject matter hereof and may not be amended, modified or changed except pursuant to a written instrument signed by all parties.

          IN WITNESS WHEREOF, the parties have signed this Agreement the day and year first above written.

                                   LANCER PARTNERS, LIMITED PARTNERSHIP


                                   By: Lancer Management Group II, LLC,
                                       General Partner

                                   By: /s/ MICHAEL LAUER
                                      __________________________
                                      Name:  Michael Lauer
                                      Title: Manager


                                   LANCER OFFSHORE, INC.


                                   By: Lancer Management Group, LLC,
                                       Investment Manager

                                   By: /s/ MICHAEL LAUER
                                      __________________________
                                      Name:  Michael Lauer
                                      Title: Manager


                                   /s/ MICHAEL LAUER
                                   __________________________
                                       MICHAEL LAUER